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                 June 24, 2020

       Julia Hartz
       Chief Executive Officer
       Eventbrite, Inc.
       155 5th Street, 7th Floor
       San Francisco, CA 94103

                                                        Re: Eventbrite, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 18, 2020
                                                            File No. 333-239276

       Dear Ms. Hartz:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Kathleen M. Wells, Esq.